UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

WELCOME NEW COO AND DIRECTOR RESIGNATION

On June 16, 2025, Mr. Ming Ni resigned as the Chief Operation Officer (the “COO”) of Metalpha Technology Holding Limited (the “Company”), effective on the same day. Mr. Ming Ni confirmed that his resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

The board of directors of the Company (the “Board”) approved the appointment of Ms. Xiaosi Zhang as the new COO, effective on the same date.

In addition, on the same date, Mr. Limin Liu has proposed to resign as a member of the Board, effective as of June 30, 2025. Mr. Limin Liu confirmed that his resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

Ms. Xiaosi Zhang has over 15 years of leadership experience in global financial institutions especially human resource area which perfectly fits the Company’s high demand of talents for its global expansion. Ms. Zhang served as the Executive Director, Head of Risk Control, Head of Executive Office at China Development Bank International Investment Limited. Before that, Ms. Zhang was HR & Administration Manager at HuaTai Financial Holdings. Ms. Zhang obtained her bachelor’s degree in Journalism from Nanjing University and a master’s degree in Communication from Hong Kong Baptist University.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: June 16, 2025

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